Silvaco Group, Inc.
4701 Patrick Henry Drive, Building #23
Santa Clara, CA 95054

May 14, 2025

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Silvaco Group, Inc.
    Registration Statement on Form S-3
    File No. 333-287174

    Acceleration Request
    Requested Date: May 16, 2025
    Requested Time: 4:30 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-287174) (the “Registration Statement”), of Silvaco Group, Inc. (the “Company”).
 We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on Friday, May 16, 2025, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.
 Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP (US), by calling Drew Valentine at (512) 457-7019.
 Thank you for your assistance in this matter.

Very truly yours,

Silvaco Group, Inc.

By: /s/ Candace Jackson
Name: Candace Jackson
Title: SVP, General Counsel and Corporate Secretary

cc:    Dr. Babak A. Taheri (Silvaco Group, Inc.)
    Drew Valentine (DLA Piper LLP (US))